PERSONAL SECURITIES TRADING POLICY

SUMMARY OF POLICY

This policy applies to all employees within Walter Scott.

All Walter Scott & Partners Limited (Walter Scott) employees, and their immediate families, are subject to both BNY (I-A-045) and Walter Scott’s personal securities trading policies. Walter Scott’s policy supplements the BNY policy and is noted below. Compliance with the personal securities trading rules is a condition of employment and Walter Scott employees must, therefore, be familiar with these.

In accordance with I-A-045, all employees other than Facilities are classified as Monitored Employees and must follow the approved broker requirements contained within the BNY policy.

SCOPE

This policy applies to all Walter Scott employees and their immediate families. Immediate family is defined as: any spouse, child, stepchild, grandchild, parent, stepparent, grandparent, sibling, mother-in- law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law and any adoptive relationships if these people share your home. The policy also applies to individuals who have a domestic relationship with a Walter Scott employee. All ensuing pre-clearance and reporting requirements apply equally to those mentioned above and are collectively referred to as ‘employee’.

POLICY REQUIREMENTS

DISCLOSURE / PRE-CLEARANCE

Existing holdings, which must be disclosed within 10 calendar days of joining the firm, may be retained or, following pre-clearance, sold at a later date.

Permission to deal expires at close of business on the business day following approval. If dealing is not carried out within this timeframe further approval must be obtained either from the Risk & Compliance (R&C) team for Facilities or via the BNY Star Compliance platform for Monitored Employees. Pre-clearance must be obtained irrespective of the stock’s valuation, even in cases where the value is zero. The pre- clearance form for Facilities is available on SharePoint. Cash ISAs do not require disclosure.

PROHIBITED INVESTMENTS

Employees may not invest in:

•	individual securities (other than those issued by The Bank of New York Mellon Corporation);

•	rights issues on individual securities;

•

collective investment vehicles where Walter Scott acts as the sub-adviser (except the BNY Long-Term Global Equity Fund, the BNY Long-Term European Equity Fund and the BNY Global Leaders Fund where Walter Scott is the investment manager);

•	convertible bonds;

•	custom made ETFs or ISAs;

•	spread betting on securities, currencies or indices;

•	derivative instruments based on individual securities;

•

or stock tokens and any other digital instruments that are designed to replicate the performance of a specific, publicly listed security. This includes tokenised equities, synthetic assets, or blockchain-based products that mirror the price of individual shares or exchange-traded funds (ETFs).

PRE-CLEARANCE REQUIRED

For all buys and sells pre-clearance is required with the following exception. Pre-clearance is not required for regulated open-ended collective investment schemes except for those being managed by any BNY affiliate (known as ‘Proprietary Funds’). The current list of ‘Proprietary Funds’ can be located on the BNY intranet. Regulated open-ended collective investment schemes include unit trusts and OEICs. It should be noted that all investment trusts and ETFs must be pre-cleared and included in your quarterly reporting as described below. If you are unsure about anything then please check with the R&C team.

1	• W A L T E R S C O T T P A T R A D I N G P O L I C Y

Failure to pre-clear, including investment trusts and ETFs, is a breach of the Walter Scott Personal Securities Trading Policy. Monitored Employees should pre-clear trades via the BNY Star Compliance platform and Facilities should pre-clear trades via the R&C team. The pre-clearance rules on the Star Compliance platform are based on the policy requirements contained in I-A-045. It is the responsibility of Monitored Employees to ensure that they are compliant with the more restrictive requirements of the Walter Scott Personal Securities Trading Policy prior to requesting pre-clearance through the Star Compliance platform.

REPORTING

Employees must attest quarterly on any reportable trading activity during the quarter plus the total holdings as at the end of the reporting period within 30 calendar days. Regulated open-ended collective investment schemes (with the exception of those managed by any BNY affiliates), and additional voluntary pension contributions need not be reported, however the prohibited investments noted above apply. Attestation for Monitored Employees will be through the Star Compliance platform and for Facilities will be to the R&C team.

Employees are permitted to open discretionary investment accounts where they are not involved in decisions at the individual security level. Monitored Employees should follow the managed account exemption process as described in I-A-045. Facilities should provide a copy of the contractual agreement relating to such accounts to the R&C team.

All employees must verify an annual declaration confirming acceptance of the BNY Code of Conduct, BNY Personal Securities Trading Policy and Walter Scott Personal Securities Trading Policy and that no violation of those policies has occurred during the period.

VESTED SHARES / DIVIDENDS RECEIVED

Any deferred BNY shares or BNY Long-Term Global Equity Fund units (i.e. restricted stock) need not be reported until the stock vests. Shares received following the vestment of a deferred stock award must be reported at the quarter end in which the shares were received. Any additional shares received following the reinvestment of dividends from either vested or restricted shares must be reported at the quarter end in which the dividend was received. The subsequent sale of company stock, unit award or stock from the Employee Stock Purchase Plan must be pre-cleared in line with 3.1 above.

PRIVATE PLACEMENTS

Investments in private placements, i.e. shares in private companies, partnerships and investments in family owned businesses must receive prior written approval from the employee’s Manager, Walter Scott Chief Compliance Officer and the BNY Employee Compliance/Securities Trading Conduct group.

Further details can be found in I-A-045.

SHORT TERM TRADING / DISGORGEMENT

Employees are governed by the short term trading restrictions and disgorgement of profits as described in I-A-045.

BLACKOUT PERIODS

BNY enforces blackout trading periods for employees classified as part of the Pre Release Earnings Group (PREG) within Walter Scott. Employees in the PREG category have access to BNY’s financial results before they are publicly released and are therefore subject to enhanced trading restrictions.

If you are designated as a PREG employee, you will be included in these blackout periods and must not trade in company stock for the duration of the blackout. This requirement is mandatory and is designed to ensure compliance with insider trading regulations and the safeguarding of material non-public information.

BNY will notify you in advance if a blackout period is in effect and confirm whether you are included in that blackout.

RCC/PSTP/20260121 Effective: 1 January 2012 Revised: 15 January 2026 Last approved by Risk & Compliance Committee 21 January 2026